G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 15th May 2007 Combined General Meeting convening notice and proxy solicitation.

Sincerely yours,

Document received on :

By :

BNP PARIBAS

Mark Here for Address Change or Comments ☐
PLEASE SEE REVERSE SIDE

	FOR	AGAINST
Res. 1	☐	☐
Res. 2	☐	☐
Res. 3	☐	☐
Res. 4	☐	☐
Res. 5	☐	☐
Res. 6	☐	☐
Res. 7	☐	☐
Res. 8	☐	☐
Res. 9	☐	☐
Res. 10	☐	☐
Res. 11	☐	☐
Res. 12	☐	☐
Res. 13	☐	☐
Res. 14	☐	☐
Res. 15	☐	☐
Res. 16	☐	☐
Res. 17	☐	☐

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

ADR Holder sign here: ____________________ Date: __________ Co-owner sign here: ____________________ Date: __________

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meetings") of BNP Paribas (the "Company") will be held on Tuesday, May 15, 2007, at 4:00 p.m. at Palais des Congrés 2 Place de la Porte Maillot, 75017, Paris, France.

This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting.

The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m. May 8, 2007. Only registered holders of record at the close of business April 2, 2007, will be entitled to execute the attached Voting Instruction Form.

JPMorgan Chase Bank, N.A., Depositary

BNP PARIBAS

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3808, South Hackensack, NJ 07606-9508

The undersigned, a holder of record on April 2, 2007, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on Tuesday, May 15, 2007, at Palais des Congrés 2 Place de la Porte Maillot, 75017 Paris, France, at 4:00 p.m.

If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 8, 2007.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

AGENDA

ORDINARY MEETING

1. Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2006
2. Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2006
3. Appropriation of net income for the year ended 31 December 2006 and approval of dividend payout
4. Auditors' special report on the transactions and agreements governed by article L. 225-38 of the French Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers
5. Authorisation for BNP Paribas to buy back its own shares
6. Ratification of the appointment of a director: Appointment of Suzanne Berger Keniston as a director
7. Renewal of the term of office of a director: Renew Louis Schweitzer's term of office as a director
8. Powers to carry out formalities

EXTRAORDINARY MEETING

9. Amendment to the authorisation given in the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005 to grant share awards to employees and corporate officers of BNP Paribas and related companies - in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership
10. Amendment to the authorisation given to the Board of Directors in the twenty-second resolution of the Extraordinary General Meeting of 23 May 2006 to increase the Bank's capital via the issue of shares reserved for members of the BNP Paribas Corporate Savings Plan - in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership
11. Authorisation to be given to the Board of Directors to reduce the Bank's capital by the cancellation of shares
12. Approval of
    (i) the proposed merger of BNL into BNP Paribas
    (ii) the corresponding increase in the Bank's share capital
    (iii) BNP Paribas taking over commitments related to stock options granted by BNL
    (iv) an authorisation to sell all shares corresponding to fractions of shares
13. Approval of the merger of Compagnie Immobiliére de France into BNP Paribas
14. Approval of the merger of Société Immobiliére du 36 avenue de l'Opéra into BNP Paribas
15. Approval of the merger of CAPEFI into BNP Paribas
16. Amendment of the Bank's Articles of Association in accordance with the French governmental decree of 11 December 2006 which amends the terms and conditions relating to attendance at Shareholders' Meetings provided for in the decree of 23 March 1967 concerning commercial companies
17. Powers to carry out formalities

BNP PARIBAS 144A

Mark Here for Address Change or Comments ☐
PLEASE SEE REVERSE SIDE

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 5	☐	☐	Res. 9	☐	☐	Res. 13	☐	☐	Res. 17	☐	☐
Res. 2	☐	☐	Res. 6	☐	☐	Res. 10	☐	☐	Res. 14	☐	☐			
Res. 3	☐	☐	Res. 7	☐	☐	Res. 11	☐	☐	Res. 15	☐	☐			
Res. 4	☐	☐	Res. 8	☐	☐	Res. 12	☐	☐	Res. 16	☐	☐			

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

ADR Holder sign here: ______________________ Date: __________ Co-owner sign here: ______________________ Date: __________

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meetings") of BNP Paribas (the "Company") will be held on Tuesday, May 15, 2007, at 4:00 p.m. at Palais des Congrés 2 Place de la Porte Maillot, 75017, Paris, France.

This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting.

The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m. May 8, 2007. Only registered holders of record at the close of business April 2, 2007, will be entitled to execute the attached Voting Instruction Form.

JPMorgan Chase Bank, N.A., Depositary

BNP PARIBAS
144A

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3808, South Hackensack, NJ 07606-9508

The undersigned, a holder of record on April 2, 2007, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on Tuesday, May 15, 2007, at Palais des Congrés 2 Place de la Porte Maillot, 75017 Paris, France, at 4:00 p.m.

If these instructions are properly signed and dated, but no direction is made, then a discretionary proxy will be given to the Chairman of the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 8, 2007.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

AGENDA

ORDINARY MEETING

1. Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2006
2. Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2006
3. Appropriation of net income for the year ended 31 December 2006 and approval of dividend payout
4. Auditors' special report on the transactions and agreements governed by article L. 225-38 of the French Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers
5. Authorisation for BNP Paribas to buy back its own shares
6. Ratification of the appointment of a director: Appointment of Suzanne Berger Keniston as a director
7. Renewal of the term of office of a director: Renew Louis Schweitzer's term of office as a director
8. Powers to carry out formalities

EXTRAORDINARY MEETING

9. Amendment to the authorisation given in the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005 to grant share awards to employees and corporate officers of BNP Paribas and related companies - in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership
10. Amendment to the authorisation given to the Board of Directors in the twenty-second resolution of the Extraordinary General Meeting of 23 May 2006 to increase the Bank's capital via the issue of shares reserved for members of the BNP Paribas Corporate Savings Plan - in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership
11. Authorisation to be given to the Board of Directors to reduce the Bank's capital by the cancellation of shares
12. Approval of
    - (i) the proposed merger of BNL into BNP Paribas
    - (ii) the corresponding increase in the Bank's share capital
    - (iii) BNP Paribas taking over commitments related to stock options granted by BNL
    - (iv) an authorisation to sell all shares corresponding to fractions of shares
13. Approval of the merger of Compagnie Immobiliére de France into BNP Paribas
14. Approval of the merger of Société Immobiliére du 36 avenue de l'Opéra into BNP Paribas
15. Approval of the merger of CAPEFI into BNP Paribas
16. Amendment of the Bank's Articles of Association in accordance with the French governmental decree of 11 December 2006 which amends the terms and conditions relating to attendance at Shareholders' Meetings provided for in the decree of 23 March 1967 concerning commercial companies
17. Powers to carry out formalities

Convening notice

Combined General Meeting
May 15th, 2007 at 4.00 p.m.

The shareholders of BNP PARIBAS are convened by the Board of Directors to the Combined General Meeting on

Tuesday May 15th, 2007
at 4.00 p.m. in Palais des Congrès
2, place de la Porte Maillot – 75017 Paris

You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet: http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS
Société anonyme with capital of EUR 1,865,756,980
Head office: 16, boulevard des Italiens,
75009 Paris – 662 042 449 R.C.S. Paris

Agenda

Ordinary Meeting

- Reports of the Board of Directors and the Auditors on transactions for the year ended 31 December 2006;
- Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2006;
- Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2006;
- Appropriation of net income and approval of dividend payout;
- Auditors' special report on the transactions and agreements governed by article L. 225-38 of the French Commercial Code and approval thereof;
- Authorisation to be given to the Board of Directors to buy back the Bank's own shares;
- Ratification of the appointment of a director;
- Renewal of the term of office of a director;
- Powers to carry out formalities.

Extraordinary Meeting

- Report of the Board of Directors and Auditors' special report;
- Authorisations to be given to the Board of Directors to amend the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005 and the twenty-second resolution of the Extraordinary General Meeting of 23 May 2006 in line with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership;
- Authorisation to be given to the Board of Directors to reduce the Bank's capital by the cancellation of shares;
- Merger agreements;
- Independent appraisers' reports;
- Approval of the merger of BNL into BNP Paribas;
- Approval of the merger of Compagnie Immobilière de France into BNP Paribas;
- Approval of the merger of Société Immobilière du 36 avenue de l'Opéra into BNP Paribas;
- Approval of the merger of CAPEFI into BNP Paribas;
- Amendments to the Bank's Articles of Association concerning the terms and conditions applicable for attending General Meetings;
- Powers to carry out formalities.

How to participate
in our General Meeting

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the Annual General Meeting[1]. Investors therefore have an additional means of taking part in the meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up fo this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Affixing your signature by using an electronic certificate provides an additional element of security in expressing your choices, and all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**"; if not, please see the section entitled "**Using the hardcopy form**".

Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Ordinary and Extraordinary Annual General Meeting[1] under the conditions described below:

Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site.

  They will thus be able to log on to the Annual General Meeting's secure dedicated Web site. The shareholder then simply follows the instructions displayed on the screen.

- Holders of **administered registered shares** shall use the login on the top right corner of the voting form to access the shareholders' meeting dedicated website. Then, the shareholder will have to follow the instructions on the screen in order to receive his/her password by post.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the Annual General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate of participation; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT – Services aux Émetteurs – Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by GCT – *Assemblées* to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the Annual General Meeting. The shareholder then simply follows the instructions on the screen.

◆ ◆ ◆

The secure Web site used exclusively for voting prior to the Annual General Meeting will be open as from 23 April 2007.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Monday 14 May 2007**, at 3.00 pm, Paris time. It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the Annual General Meeting:
http://gisproxy.bnpparibas.com

(1) For both technical and legal reasons, it is not yet possible to vote via the Internet **during** the Meeting itself.

Using the hard copy form

Terms and conditions of participation

New provisions have come into effect from January 1st, 2007. So, in order to attend personally to this Meeting, give a proxy or vote by mail, your BNP Paribas shares just have to be recorded in your name, under registered as well as bearer forms, **in the third working day preceding the Meeting, i.e. on Thursday, May 10th, 2007.**

From now on therefore, bearer shareholders do not have to request any more from their financial intermediary to establish a certificate of immobilization of their shares.

■ You wish to attend the meeting

• Bearer shares:

You must ask for an **admission card**. This card is essential to enter the meeting room and vote.

To vote: please tick mark **box A** of the voting form and send it back as soon as possible to the custodian in charge of your shares. This custodian will forward it, along with a certificate of participation[1].

• Registered shares:

You may:
- **ask for an admission card** to enter more easily the meeting room; please mark **box A** of the voting form and send it back in the envelope you received;
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

■ You don't wish to attend the meeting

Please fill in **box B** and sign the correspondence voting form and send it back:

- **if you own registered shares:** to BNP PARIBAS Securities Services in the enclosed envelope;
- **if you own bearer shares:** to the custodian in charge of your shares which will forward the document, attached with the detention certificate[1] made beforehand.

Your custodian will forward your voting form to BNP PARIBAS with a certificate of participation. To be valid, the correspondence voting forms must be fully filled in and received by BNP PARIBAS at least 1 day before the date of the Meeting, i.e. on Monday 14 May 2007 at the latest.

You will find on the Internet site "invest.bnpparibas.com", section "General shareholders meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General shareholders meeting.

According to Article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "**http://invest.bnpparibas.com**". The video of this Meeting will then be available for the entire year, until the next General Meeting.

(1) System replacing, from this year on, the "certificate noticing the unavailability of the shares" more commonly called "certificate of blocking".

How to fill in the proxy
or the correspondence voting form?

A **You wish to attend the meeting in person:**
- Please tick mark box **A**
- Please date the document and sign it in box **Z**

B **You cannot attend and you wish to vote by correspondence or by proxy:**
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**

C **You give your proxy to the Chairman of the Meeting:**
- Please tick mark the box facing "I hereby give my proxy to the Chairman of the Meeting"
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**

D **You vote by correspondence:**
- Please tick mark the box facing "I vote by post"
  - each numbered box represents one resolution
  - each empty box represents a **YES** vote
  - each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No)
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**

D' **This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.**
If you want to vote, please blacken the corresponding box.

D" **This box corresponds to amendments or new resolutions proposed during the meeting.**
If you want to vote, please blacken the corresponding box.

E **You give your proxy to a person – an individual or a legal entity – you have chosen (your spouse or any shareholder attending the meeting):**
- Please tick mark the box facing "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who – individual or legal entity – will be representing you (name, christian name, address)

F **Please indicate your name, Christian name, address:**
If these data already show, please check them. If the person who signs is not the shareholder, he/she must indicate his/her name, christian name, address and her quality (legal agent, guardian...).

Z **This box must show a date and a signature for all shareholders.**

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A → A. [] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B → B. [] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.865.756.980
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le mardi 15 mai 2007 à 16 heures au Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS.

COMBINED GENERAL MEETING to be held on Tuesday May 15, 2007 at 4 p.m. at Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS.

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

D →

[] JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) - See reverse (3)

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'**EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

1 []	2 []	3 []	4 []	5 []	6 []	7 []	8 []	9 []
10 []	11 []	12 []	13 []	14 []	15 []	16 []	17 []	18 []
19 []	20 []	21 []	22 []	23 []	24 []	25 []	26 []	27 []
28 []	29 []	30 []	31 []	32 []	33 []	34 []	35 []	36 []
37 []	38 []	39 []	40 []	41 []	42 []	43 []	44 []	45 []

	Oui / Yes	Non/No Abst/Abs		Oui / Yes	Non/No Abst/Abs
A	[]	[]	F	[]	[]
B	[]	[]	G	[]	[]
C	[]	[]	H	[]	[]
D	[]	[]	J	[]	[]
E	[]	[]	K	[]	[]

← **D'**

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. []
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... []
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* []

← **D''**

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 14/5/2007 à 15 h, heure de Paris / *on May 14, 2007, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

C →

[] JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

E →

[] JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**
*I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.
CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct it necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

F ↗

Z → Date & Signature [Z]

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.

Proposed resolutions

Ordinary Meeting

First resolution

(Approval of the consolidated balance sheet and the consolidated profit and loss account for the year ended 31 December 2006)

Having read the reports of the Board of Directors and the Auditors on the consolidated financial statements for the year ended 31 December 2006, the Ordinary General Meeting approves the consolidated balance sheet at 31 December 2006 and the consolidated profit and loss account for 2006, prepared in accordance with the international accounting standards (IFRS) adopted by the European Union.

Second resolution

(Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2006)

Having read the reports of the Board of Directors and the Auditors on the financial statements for the year ended 31 December 2006, the Ordinary General Meeting approves the Bank's balance sheet at 31 December 2006 and the profit and loss account for the year then ended, prepared in accordance with French accounting standards. The Ordinary General Meeting approves the net income figure of EUR 5,375,377,317.47.

Third resolution

(Appropriation of net income for the year ended 31 December 2006 and approval of dividend payout)

The Ordinary General Meeting resolves to appropriate net income as follows:

(in euros)

Net income for the year	5,375,377,317.47
Retained earnings brought forward from prior years	9,895,595,013.11
Total	**15,270,972,330.58**
To the special Investment Reserve	30,204,000.00
To dividends	2,891,923,319.00
To unappropriated retained earnings	12,348,845,011.58
Total	**15,270,972,330.58**

The total dividend of EUR 2,891,923,319.00 to be paid to BNP Paribas shareholders corresponds to a dividend of EUR 3.10 per share with a par value of EUR 2.00.

Full powers are given to the Board of Directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.

The proposed dividend is eligible for the tax allowance granted to individuals domiciled for tax purposes in France as provided for by Article 158-3-2° of the French Tax Code.

The 2006 dividend will be payable in cash as from 24 May 2007.

As required under Article 47 of Act 65-566 dated 12 July 1965, the Board of Directors informs the Meeting that dividends paid for the last three years were as follows:

Third resolution (cont'd)

(in euros)						
Year	**Par value of shares**	**Number of shares**	**Total dividend**	**Net dividend per share**	**"Avoir Fiscal" tax credit**	**Dividend eligible for tax allowance as provided for in Article 158-3-2° of the French Tax Code**
2003	2.00	903,615,604	1,310,242,625.80	1.45	0.725	-
2004	2.00	885,219,202	1,770,438,404.00	2.00	-	1,770,438,404.00
2005	2.00	831,801,746	2,162,684,539.60	2.60	-	2,162,684,539.60

The Ordinary General Meeting authorises the Board of Directors to deduct from unappropriated retained earnings the amounts necessary to pay the above dividend on shares issued on the exercise of stock options prior to the ex-dividend date.

Fourth resolution

(Auditors' special report on the transactions and agreements governed by article L. 225-38 of the French Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers)

The Ordinary General Meeting notes the terms of the Auditors' special report on transactions and agreements governed by article L. 225-38 of the French Commercial Code and approves the transactions and agreements entered into during the year, as approved in advance by the Board of Directors and as mentioned in said report.

Fifth resolution

(Authorisation for BNP Paribas to buy back its own shares)

Having read the special report of the Board of Directors, the Ordinary General Meeting authorises the Board, in accordance with articles L. 225-209 *et seq.* of the French Commercial Code, to buy back a number of shares representing up to 10% of the Bank's issued capital, i.e., a maximum of 93,287,849 shares at 22 January 2007.

These shares may be acquired for the following purposes:

- for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting;
- to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, share award plans for employees, directors or corporate officers, and the allocation or sale of shares to

Fifth resolution (cont'd)

employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans;

- to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions, mergers, demergers or asset transfers;
- to be used for the purposes of a liquidity agreement that complies with the ethics charter recognised by the French securities regulator (*Autorité des Marchés Financiers*);
- for property and financial management purposes.

The shares may be purchased at any time, unless a public offer is made in respect of the Bank's shares, subject to the applicable regulations, and by any appropriate method, including in the form of block purchases or by means of derivative instruments traded on a regulated market or over-the-counter.

The price at which shares may be acquired under this authorisation may not exceed EUR 105 per share, representing a maximum purchase price of EUR 9,795,224,145 based on the Bank's issued capital at 22 January 2007. This price may, however, be adjusted to take into account the effects of any corporate actions.

The Ordinary General Meeting gives full powers to the Board of Directors, with the option of delegating said powers subject to compliance with the applicable law, to use this authorisation and, in particular, to place orders on the stock exchange, enter into all agreements regarding the keeping of share purchase and sale registers, to make all required disclosures to the *Autorité des Marchés Financiers*, to carry out all formalities and make all declarations and, in general, to do all that is necessary.

This authorisation replaces that granted under the fifth resolution of the Ordinary General Meeting of 23 May 2006 and is given for a period of 18 months from the date of this Meeting.

Sixth resolution

(Ratification of the appointment of a director)

The Ordinary General Meeting ratifies the Board of Directors' 8 March 2007 appointment of Suzanne Berger Keniston as a director. Suzanne Berger Keniston will replace Loyola de Palacio del Valle-Lersundi for the remainder of the latter's term of office, expiring at the close of the General Meeting to be called in 2008 to approve the 2007 financial statements.

Seventh resolution

(Renewal of the term of office of a director)

The Ordinary General Meeting resolves to renew Louis Schweitzer's term of office as a director for a period of three years, expiring at the close of the General Meeting to be called in 2010 to approve the 2009 financial statements.

Eighth resolution

(Powers to carry out formalities)

The Ordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal and administrative formalities and to make all filings and publish all notices required by the applicable law.

Extraordinary Meeting

Ninth resolution

(Amendment to the authorisation given in the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005 to grant share awards to employees and corporate officers of BNP Paribas and related companies – in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership)

Having read the report of the Board of Directors and the Auditors' special report, the Extraordinary General Meeting resolves to amend the 38-month authorisation given in the fifteenth resolution adopted by the Extraordinary General Meeting of 18 May 2005. The aim of this amendment is to provide for the early termination of the applicable vesting and holding periods in the event of disability of a beneficiary, in accordance with Act 1770-2006 of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership.

The second bullet point of the first paragraph of the fifteenth resolution is therefore amended to read as follows:

"– resolves that the total number of shares awarded free of consideration (either in the form of existing shares of newly-issued shares) may not exceed 1.5% of the Bank's issued capital as of the close of this Meeting, that the allocation of the shares to their beneficiaries shall only be definitive after a vesting period of at least two years, that the shares shall be subject to a compulsory two-year holding period as from the end of the vesting period, and that the Board of Directors shall be entitled to extend said vesting and holding periods. However, subject to compliance with the applicable law, if a beneficiary becomes disabled the minimum vesting and holding periods shall terminate immediately, irrespective of their duration."

Tenth resolution

(Amendment to the authorisation given to the Board of Directors in the twenty-second resolution of the Extraordinary General Meeting of 23 May 2006 to increase the Bank's capital via the issue of shares reserved for members of the BNP Paribas Corporate Savings Plan – in accordance with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership)

Having read the report of the Board of Directors and the Auditors' special report, the Extraordinary General Meeting resolves to amend the 26-month authorisation given to the Board of Directors in the twenty-second resolution adopted by the Extraordinary General Meeting of 23 May 2006 to increase the Bank's capital via the issue of shares reserved for members of the BNP Paribas Corporate Savings Plan.

The following paragraph is therefore inserted before the final paragraph of the twenty-second resolution:

"In accordance with Act 1770-2006 of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership, the authorisation provided for under this resolution also applies to sales of shares to members of the BNP Paribas Corporate Savings Plan, subject to compliance with the applicable law."

Eleventh resolution

(Authorisation to be given to the Board of Directors to reduce the Bank's capital by the cancellation of shares)

Having read the report of the Board of Directors and the Auditors' special report, and in accordance with article L. 225-209 of the French Commercial Code, the Extraordinary General Meeting authorises the Board of Directors to cancel, on one or several occasions, some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire in accordance with the conditions laid down by the Ordinary General Meeting, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the total number of shares outstanding. The difference between the purchase price of the cancelled shares and their par value will be deducted from additional paid-in capital and reserves available for distribution, with an amount corresponding to 10% of the capital reduction being deducted from the legal reserve.

The Extraordinary General Meeting gives full powers to the Board of Directors to implement this authorisation, carry out all acts, formalities and declarations, including the amendment of the Articles of Association, and generally, do all that is necessary, with the option of delegating said powers subject to compliance with the applicable law.

This authorisation cancels and replaces that given under the twenty-third resolution of the Extraordinary General Meeting of 23 May 2006 and is granted for a period of 18 months as from the date of this Meeting.

In addition, having read the Auditors' special report and in accordance with article L. 225-204 of the French Commercial Code, the Extraordinary General Meeting gives full powers to the Board of Directors to reduce BNP Paribas' capital by cancelling the 2,638,403 BNP Paribas shares acquired following the full asset transfer that took place in connection with the merger of Société Centrale d'Investissements into BNP Paribas on 23 May 2006. The Extraordinary General Meeting also grants the Board of Directors an 18-month authorisation to deduct the difference between the carrying amount of the cancelled shares and their par value from additional paid-in capital and reserves available for distribution, with an amount corresponding to 10% of the capital reduction being deducted from the legal reserve.

Twelfth resolution

(Approval of (i) the proposed merger of BNL into BNP Paribas, (ii) the corresponding increase in the Bank's share capital, (iii) BNP Paribas taking over commitments related to stock options granted by BNL, and (iv) an authorisation to sell all shares corresponding to fractions of shares)

Having read (i) the private deed dated 12 March 2007 relating to a planned merger under the terms of which BNL agreed to transfer to BNP Paribas all of its assets, rights and obligations in the form of a merger; (ii) the report of the Board of Directors; (iii) the reports prepared by Gilles de Courcel, René Ricol and Olivier Péronnet, the independent appraisers appointed by the Paris Commercial Court on 26 February 2007; and (iv) the Auditors' special report on taking over the commitments related to stock options granted by BNL; the Extraordinary General Meeting:

- approves the above-mentioned merger in accordance with the specified terms and conditions, to be carried out by BNL transferring to BNP Paribas all of its assets, in return for BNP Paribas assuming all of BNL's liabilities. The Extraordinary General Meeting also authorises the Board of Directors to carry out a capital increase in connection with the merger, whereby BNL shareholders will be granted a total number of BNP Paribas shares with a par value of two (2) euros each, ranging from 402,735 to 1,539,740 (representing between EUR 805,470 and EUR 3,079,480) depending on the number of BNL shares held by third parties on the merger completion date. These newly-issued shares will be allocated based on a ratio of one (1) BNP Paribas share for twenty-seven (27) BNL shares at the merger completion date, taking into account the

Twelfth resolution (cont'd)

fact that no BNL shares held by BNP Paribas will be exchanged for the Bank's own shares, in accordance with article L. 236-3 of the French Commercial Code;

- approves the completion date for said merger, as specified in the draft merger agreement. As from the merger completion date – which must be no later than 31 December 2007 – all operations carried out by BNL will be considered for accounting purposes as having been performed by BNP Paribas;
- notes that the difference between the value of the transferred net assets at 31 December 2006, corresponding to BNP Paribas' share of the underlying net assets (representing between EUR 4,415 million and EUR 4,476 million) and the estimated carrying amount of BNP Paribas' interest in BNL as recorded in BNP Paribas' accounts at the merger completion date (EUR 9,012 million), represents a technical merger goodwill of between EUR 4,536 million and EUR 4,597 million;
- approves any adjustments to be made to the above-mentioned technical merger goodwill based on the actual amount of the net assets transferred and the carrying amount of BNP Paribas' interest in BNL at the merger completion date, and approves the allocation of the adjusted technical merger goodwill as provided for in the draft merger agreement;
- resolves that, as from the merger completion date, the new shares to be issued as consideration for the assets transferred to BNP Paribas in connection with the merger will carry the same rights and be subject to the same legal requirements as existing shares, and that an application will be made for them to be listed on the Eurolist market of Euronext Paris (Compartment A);
- authorises the Board of Directors to sell all the BNP Paribas shares corresponding to fractions of shares as provided for in the draft merger agreement;
- resolves that the difference between the amount corresponding to the portion of the net assets transferred to BNP Paribas held by shareholders other than BNP Paribas and BNL at the merger completion date, and the aggregate par value of the shares remitted as consideration for said asset transfer (representing between EUR 14.7 million and EUR 57.4 million) will be credited to a "merger premium" account to which all shareholders shall have equivalent rights. The Extraordinary General Meeting also authorises (i) the adjustment of said premium at the merger completion date in order to reflect the definitive value of the net assets transferred to BNP Paribas and the number of BNP Paribas shares actually issued, and (ii) the allocation of the adjusted merger premium, as provided for in the draft merger agreement;
- as a result of the merger of BNL into BNP Paribas, approves the dissolution of BNL without liquidation at the merger completion date, and as from that date the replacement of BNL by BNP Paribas in relation to all of BNL's rights and obligations;
- as a result of the merger of BNL into BNP Paribas and subject to the terms and conditions of the draft merger agreement, authorises BNP Paribas to take over BNL's commitments arising from the stock options awarded to the employees and corporate officers of BNL and its subsidiaries under the stock option plans listed in the appendix to the draft merger agreement;
- having read the Auditors' special report, resolves to waive in favour of holders of the above stock options, all pre-emptive rights to subscribe for the shares to be issued on exercise of the options;
- gives full powers to the Board of Directors to use this authorisation, with the option of delegating said powers subject to compliance with the applicable law. This includes (i) placing on record the number and par value of the shares to be issued on completion of the merger and, where appropriate, the exercise of options, (ii) carrying out the formalities related to the corresponding capital increases, (iii) amending the Bank's Articles of Association accordingly, and (iv) more generally, taking any and all measures and carrying out any and all formalities appropriate or necessary in relation to the transaction.

Thirteenth resolution

(Approval of the merger of Compagnie Immobilière de France into BNP Paribas)

Having read (i) the report of the Board of Directors; (ii) the valuation report prepared by Gilles de Courcel, Olivier Péronnet and Jean-Louis Müllenbach, the independent appraisers appointed by the Paris Commercial Court on 15 February 2007; and (iii) the merger agreement signed on 8 March 2007 under which Compagnie Immobilière de France – a French *société anonyme* with a share capital of EUR 96,120,304 whose registered office is at 1 boulevard Haussmann, 75009 Paris, France, and which is registered with the Paris Companies Registry under number 632 017 380 – agreed to transfer all of its assets to BNP Paribas with retroactive effect from 1 January 2007, and BNP Paribas undertook to assume all of Compagnie Immobilière de France's liabilities, the Extraordinary General Meeting:

- approves the terms of the merger agreement and authorises the merger of Compagnie Immobilière de France into BNP Paribas;
- approves the transfer of Compagnie Immobilière de France's entire asset base to BNP Paribas;
- notes that since the draft merger agreement was filed with the Paris Commercial Court, BNP Paribas has held all of the shares making up the capital of Compagnie Immobilière de France and consequently the merger will not lead to an increase in BNP Paribas' share capital nor to an exchange of Compagnie Immobilière de France shares for BNP Paribas shares, in accordance with article L. 236-II of the French Commercial Code;
- approves the amount of the assets transferred by Compagnie Immobilière de France and the valuation thereof, as well as the amount of the technical merger goodwill and its allocation as provided for in the merger agreement;
- resolves that, as a result of the foregoing and subject to the conditions precedent provided for in the merger agreement, Compagnie Immobilière de France will be automatically dissolved without liquidation and BNP Paribas will simply replace Compagnie Immobilière de France in relation to all of its rights and obligations;
- gives full powers to the Board of Directors to record the fulfilment of the conditions precedent set out in the merger agreement and to take any and all measures and carry out any and all formalities appropriate or necessary in relation to the transaction, with the option of delegating said powers to the Chief Executive Officer.

Fourteenth resolution

(Approval of the merger of Société Immobilière du 36 avenue de l'Opéra into BNP Paribas)

Having read (i) the report of the Board of Directors; (ii) the valuation report prepared by Gilles de Courcel, Olivier Péronnet and Jean-Louis Müllenbach, the independent appraisers appointed by the Paris Commercial Court on 15 February 2007; and (iii) the merger agreement signed on 8 March 2007 under which Société Immobilière du 36 avenue de l'Opéra, a French *société par actions simplifiée* with a share capital of EUR 21,037,500 whose registered office is at 41 avenue de l'Opéra, 75002 Paris, France, and which is registered with the Paris Companies Registry under number 399 084 235, agreed to transfer all of its assets to BNP Paribas with retroactive effect from 1 January 2007, and BNP Paribas undertook to assume all of Société Immobilière du 36 avenue de l'Opéra's liabilities, the Extraordinary General Meeting:

- approves the terms of the merger agreement and authorises the merger of Société Immobilière du 36 avenue de l'Opéra into BNP Paribas;
- approves the transfer of Société Immobilière du 36 avenue de l'Opéra's entire asset base to BNP Paribas;

Fourteenth resolution (cont'd)

- notes that since the draft merger agreement was filed with the Paris Commercial Court, BNP Paribas has held all of the shares making up the capital of Société Immobilière du 36 avenue de l'Opéra and consequently the merger will not lead to an increase in BNP Paribas' share capital nor to an exchange of Société Immobilière du 36 avenue de l'Opéra shares for BNP Paribas shares, in accordance with article L. 236-II of the French Commercial Code;
- approves the amount of the assets transferred by Société Immobilière du 36 avenue de l'Opéra and the valuation thereof, as well as the amount of the technical merger goodwill and its allocation as provided for in the merger agreement;
- notes that, as a result of the foregoing, Société Immobilière du 36 avenue de l'Opéra is dissolved without liquidation as from the date of this Meeting and that BNP Paribas will henceforth simply replace Société Immobilière du 36 avenue de l'Opéra in relation to all of its rights and obligations;
- gives full powers to the Board of Directors to take any and all measures and carry out any and all formalities appropriate or necessary in relation to the transaction, with the option of delegating said powers to the Chief Executive Officer.

Fifteenth resolution

(Approval of the merger of CAPEFI into BNP Paribas)

Having read (i) the report of the Board of Directors; (ii) the valuation report prepared by Gilles de Courcel, Olivier Péronnet and Jean-Louis Müllenbach, the independent appraisers appointed by the Paris Commercial Court on 15 February 2007; and (iii) the merger agreement signed on 8 March 2007 under which CAPEFI, a French *société anonyme* with a share capital of EUR 10,517,500 whose registered office is at 41, avenue de l'Opéra, 75002 Paris, France, and which is registered with the Paris Companies Registry under number 392 605 457, agreed to transfer all of its assets to BNP Paribas with retroactive effect from 1 January 2007, and BNP Paribas undertook to assume all of CAPEFI's liabilities, the Extraordinary General Meeting:

- approves the terms of the merger agreement and authorises the merger of CAPEFI into BNP Paribas;
- approves the transfer of CAPEFI's entire asset base to BNP Paribas;
- notes that since the draft merger agreement was filed with the Paris Commercial Court, BNP Paribas has held all of the shares making up the capital of CAPEFI and consequently the merger will not lead to an increase in BNP Paribas' share capital nor to an exchange of CAPEFI shares for BNP Paribas shares, in accordance with article L. 236-II of the French Commercial Code;
- approves the amount of the assets transferred by CAPEFI and the valuation thereof, as well as the amount of the technical merger goodwill and its allocation as provided for in the merger agreement;
- notes that, as a result of the foregoing, CAPEFI is dissolved without liquidation as from the date of this Meeting and BNP Paribas will henceforth simply replace CAPEFI in relation to all of its rights and obligations;
- gives full powers to the Board of Directors to take any and all measures and carry out any and all formalities appropriate or necessary in relation to the transaction, with the option of delegating said powers to the Chief Executive Officer.

Sixteenth resolution

(Amendment of the Bank's Articles of Association in accordance with the French governmental decree of 11 December 2006 which amends the terms and conditions relating to attendance at Shareholders' Meetings provided for in the decree of 23 March 1967 concerning commercial companies)

Having heard the report of the Board of Directors, the Extraordinary General Meeting resolves to amend the Bank's Articles of Association in accordance with Decree No. 2006-1566 of 11 December 2006 which amends the terms and conditions relating to attendance at Shareholders' Meetings provided for in the decree of 23 March 1967 concerning commercial companies. Consequently, Article 18 of section V of the Articles of Association is amended to read as follows:

Article 18

General Meetings shall be composed of all shareholders.

General Meetings shall be called and held in accordance with the provisions of the French Commercial Code (*Code de Commerce*) and the related implementing decrees.

They shall be held either at the head office or at any other venue specified in the notice of meeting.

They shall be chaired by the Chairman of the Board of Directors, or, in his absence, by a director appointed for this purpose by the General Meeting.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of ownership of their shares.

Share ownership is evidenced by an entry in BNP Paribas' share register in the name of the shareholder, or in the register of bearer shares held by the applicable authorised intermediary, at the time and under the conditions set forth by the applicable legislation. In the case of bearer shares, the authorised intermediary shall provide a certificate of participation for the shareholders concerned.

The deadline for returning postal voting forms shall be determined by the Board of Directors and stated in the notice of meeting published in the French legal announcements journal (*Bulletin d'Annonces Légales Obligatoires*).

When shares are held by beneficial and non-beneficial owners, voting rights in General Meetings shall be exercised by the beneficial owner.

If the Board of Directors so decides when a General Meeting is called, the public broadcasting of the entire Meeting by videoconferencing or any other telecommunication or remote transmission methods, including web-based technology, may be authorised. Where applicable, this decision shall be indicated in the notice of meeting published in the French legal announcements journal (*Bulletin d'Annonces Légales Obligatoires*).

In addition, if the Board of Directors so decides when a General Meeting is called, shareholders may take part in the Meeting by videoconferencing or any other telecommunication or remote transmission methods, including web-based technology, in accordance with the conditions provided for by the regulations applicable at the time such methods are used. Where applicable, this decision shall be indicated in the notice of meeting published in the French legal announcements journal (*Bulletin d'Annonces Légales Obligatoires*).

Seventeenth resolution

(Powers to carry out formalities)

The Extraordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal and administrative formalities and to make all filings and publish all notices required by the applicable law.

Summary of Proposed Resolutions

Seventeen resolutions are tabled at the Combined Ordinary and Extraordinary General Meeting to be held on 15 May 2007.

The Board of Directors of BNP Paribas is inviting shareholders to approve eight resolutions governed by the quorum and majority voting rules applicable to Ordinary General Meetings:

The first two resolutions concern approval of the 2006 financial statements of the Group and the Bank after reading the reports of the Board of Directors and the Auditors.

The third resolution concerns the appropriation of the Bank's net income for the year and the approval of a dividend payout. The total amount to be appropriated is EUR 15,270.972 million, made up of BNP Paribas SA's net income for the year of EUR 5,375.377 million plus EUR 9,895.595 million in retained earnings. The total recommended dividend of EUR 2,891.923 million to be paid to BNP Paribas SA shareholders corresponds to a dividend of EUR 3.10 per share. The 2006 dividend will be paid in cash only, as from 24 May 2007. The Board of Directors is also recommending that EUR 30.204 million should be appropriated to the special Investment Reserve and the balance of EUR 12,348.845 million to retained earnings.

If this dividend is approved by shareholders, it will be significantly higher than the dividend paid in 2006 on 2005 net income, representing an increase of 19.2% and outstripping the 15.4% growth in earnings per share. The payout rate would be 40.3%, compared with 37.4% in 2006.

In the life of any company, especially one that represents the cornerstone of a group, it is common for agreements to be entered into directly or indirectly between that company and other entities with common directors, between the company and its directors, or with shareholders owning more than 10% of the company's capital. Under articles L. 225-38 *et seq.* of the French Commercial Code, these agreements must be authorised in advance by the Board of Directors and subsequently approved by the General Meeting of shareholders on the basis of a special report prepared by the Auditors. This approval is the subject of **the fourth resolution.**

For BNP Paribas, the only such regulated agreement entered into during 2006 was the shareholders' pact concerning Galeries Lafayette set up within the scope of the link-up between BNP Paribas and the Galeries Lafayette Group in 2005.

In **the fifth resolution,** the Board of Directors is seeking an 18-month authorisation to carry out a share buyback programme. In accordance with the law, the number of shares acquired under the programme would not exceed 10% of the Bank's capital.

The shares would be acquired for several purposes, including:

- for allocation or sale to employees under the profit-sharing scheme, employee share ownership plans, corporate savings plans, or stock option plans, as well as for granting share awards to employees with the aim of building their motivation and ensuring their commitment to the Bank's expansion, its long-term development and value creation;
- for cancellation, subject to authorisation by the shareholders (see eleventh resolution);

  [This authorisation is necessary to implement the share buybacks which BNP Paribas intends to carry out in order to neutralise the impact of employee share issues].

- for exchange in connection with external growth transactions;
- to be used in connection with a liquidity agreement.

The shares could be purchased by any appropriate method, including in the form of block purchases or by means of derivatives.

The maximum purchase price under this authorisation is set at EUR 105. This ceiling has been adjusted compared with the EUR 100 purchase price authorised by the Ordinary General Meeting of 23 May 2006 in order to take into account the 21.87% increase in the market price of BNP Paribas shares during the year.

Shares may be purchased at any time, unless they are the subject of a public tender offer.

The Board of Directors will submit a summary of the transactions carried out under this authorisation at the General Meeting to be held to approve the 2007 financial statements on 21 May 2008 (subject to subsequent amendment).

In **the sixth resolution**, shareholders are asked to ratify the 8 March 2007 appointment of Suzanne Berger Keniston as a director. Suzanne Berger Keniston will replace Loyola de Palacio del Valle-Lersundi (who passed away on 13 December 2006), for the remainder of the latter's term of office, expiring at the close of the General Meeting to be called in 2008 to approve the 2007 financial statements. Suzanne Berger Keniston, 68, is a US national and a Professor of Political Science at the Massachusetts Institute of Technology in Cambridge. She would be an independent member of the BNP Paribas Board of Directors.

In **the seventh resolution**, shareholders are asked to renew Louis Schweitzer's term of office as a director for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2010 to approve the 2009 financial statements. Louis Schweitzer, 64, is not a member of the BNP Paribas Group and is an independent member of the Board. He is Chairman of the Board of Directors of Renault.

The eighth resolution concerns the granting of powers required to make all filings and carry out all legal and administrative formalities relating to the Ordinary General Meeting.

Nine resolutions are then tabled at the Extraordinary General Meeting:

In **the ninth resolution**, shareholders are asked to amend the authorisation given in the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005 to grant share awards to employees and corporate officers of BNP Paribas and related companies. The aim of this amendment is to align the authorisation with the French Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership. Under the authorisation granted in 2005, the allocation of shares awarded is only definitive after a vesting period of at least two years and the shares are subject to a compulsory minimum two-year holding period as from the end of the vesting period. The Act of 30 December 2006 provides for the early termination of the applicable vesting and holding periods in the event that a beneficiary becomes disabled. The Board of Directors is not recommending any other amendments to the terms of the fifteenth resolution of the Extraordinary General Meeting of 18 May 2005.

In **the tenth resolution**, the Board of Directors is requesting an amendment to the authorisation given in the twenty-second resolution of the Extraordinary General Meeting of 23 May 2006 concerning the issue of shares reserved for members of the BNP Paribas Group Corporate Savings Plan. Further to this amendment — which is also aimed at aligning the said authorisation with the Act of 30 December 2006 relating to the promotion of employee profit-sharing and share ownership — employees may receive incentives within the scope of the Corporate Savings Plan via the sale of shares previously acquired in the market (see the fifth resolution) rather than exclusively through newly-issued shares. All of the other terms and conditions of the twenty-second resolution adopted at the 23 May 2006 Extraordinary General Meeting would remain unchanged.

In **the eleventh resolution** shareholders are asked to grant the Board of Directors an 18-month authorisation to reduce the Bank's capital by cancelling some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire in accordance with the conditions laid down by the Ordinary General Meeting, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the total number of shares outstanding. This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

In addition, further to the shareholders' approval given on 23 May 2006 concerning the merger into BNP Paribas of *Société Centrale d'Investissements* – a portfolio management company fully consolidated by the BNP Paribas Group – the Board of Directors is seeking an authorisation to cancel the BNP Paribas shares held by *Société Centrale d'Investissements*, representing approximately 0.28% of the Bank's capital.

In **the twelfth resolution**, shareholders are asked to approve the merger of BNL into BNP Paribas SA after reading the draft merger agreement, the report of the Board of Directors, the reports of the independent appraisers and the special report of the Auditors.

The planned merger of BNL into BNP Paribas SA forms part of the post-acquisition process of integrating BNL into the BNP Paribas Group. The main aim of the merger is to facilitate the restructuring of BNL's international network by focussing BNL's operations on its domestic market and streamlining the Group's general structure. The operation will also optimise the link-up of BNL's and BNP Paribas' branches in New York, London, Hong Kong and Madrid from a tax and legal standpoint.

Shareholders are also invited to approve the amount of the assets transferred by BNL as well as the technical merger goodwill amount (which is a purely technical figure with no impact on the Group's consolidated financial statements), and the allocation of this amount as provided for in the draft merger agreement.

In **the thirteenth, fourteenth** and **fifteenth resolutions**, after reading the merger agreements, the report of the Board of Directors and the reports of the independent appraisers, shareholders are requested to approve the merger into BNP Paribas SA of three fully-consolidated companies that specialise in the acquisition, disposal, operation and management of properties. These mergers form part of the internal restructuring of the Group with a view to combining certain properties used in the business within BNP Paribas SA. They will also lead to a reduction in management expenses, particularly accounting and legal costs.

Shareholders are also invited to approve the amount of the assets transferred by each of the merged companies as well as the related technical merger goodwill amounts and the allocation thereof as provided for in the respective merger agreements.

The thirteenth resolution concerns the merger into BNP Paribas SA of Compagnie Immobilière de France, the fourteenth relates to Société Immobilière du 36, avenue de l'Opéra and the fifteenth to CAPEFI.

The sixteenth resolution concerns amendments to be made to the Bank's Articles of Association relating to attendance at Shareholders' Meetings. The main purpose of these amendments is to align the Articles of Association with the French governmental decree of 11 December 2006 which states that shareholder's ownership, and thus the right to participate in General Meetings, are from now on evidenced by a statement of participation drawn up by an authorised financial intermediary, and therefore no more by a certificate attesting that the shares have been placed in a blocked account..

Finally, **the seventeenth resolution** is the standard resolution which gives the necessary powers to carry out publication and other legal and administrative formalities in relation to the Extraordinary General Meeting.

Information concerning Directorship candidates



Suzanne BERGER

Principal functions:
Professor of Political Science at the Massachusetts Institute of Technology (MIT) in Cambridge, Massachusetts (USA) and Director of the *MIT International Science and Technology Initiative* (MISTI).
US citizen
Born on 11 March 1939

EDUCATION AND PROFESSIONAL EXPERIENCE

Suzanne Berger has a Bachelor of Arts degree from the University of Chicago and a PhD from Harvard University.
Suzanne Berger is a research associate and member of the Executive Committee of the Center for European Studies at Harvard University. She is also a Fellow of the American Academy of Arts and Sciences and founding chair of the Social Science Research Council Joint Committee on Western Europe.
Suzanne Berger has numerous publications to her name, including *Peasants Against Politics* (1975), *Notre première mondialisation* (2003) which won a special award within the framework of the European Economics Book Awards and *Made in Monde* which was awarded the Rossi prize by the Académie des sciences morales et politiques de l'Institut de France.

REASONS FOR THE PROPOSAL TO RATIFY SUZANNE BERGER'S APPOINTMENT AS A DIRECTOR

Based on proposals submitted by the Corporate Governance and Nominations Committee, the Board is recommending the ratification of Suzanne Berger's appointment as a director of BNP Paribas. The Board considers that the professional experience and skills of Suzanne Berger meet the wishes expressed by the Board at the time of its performance review, to reinforce its international dimension and strike a fairer gender balance. Suzanne Berger will also bring a high level of academic expertise in industrial economy and globalisation issues.



Louis SCHWEITZER

Principal function:
Chairman of the Board of Directors of Renault
Born on 8 July 1942

Elected on 28 May 2004. Term expires at the 2007 AGM
First elected to the Board on 14 December 1993
Number of BNP Paribas shares held: 6,255

Chairman of the Board of Directors of:
AstraZeneca Plc, UK

Vice-Chairman of the Supervisory Board of:
Philips, Netherlands

Director of:
Électricité de France
L'Oréal
Veolia Environnement
AB Volvo, Sweden

Chairman of:
Haute Autorité de Lutte Contre les Discriminations et pour l'Égalité (HALDE)

Member of the Advisory Committee of:
Banque de France
Allianz, Germany

Member of the Board of:
Fondation nationale des sciences politiques, Institut français des relations internationales, Musée du Louvre, Musée du quai Branly

EDUCATION AND PROFESSIONAL EXPERIENCE
Since April 2005, Louis Schweitzer has been Chairman of the Board of Directors of Renault, where he also served as Chairman and Chief Executive Officer from 1992 to 2005. Among others, he supervised the process of opening Renault's capital to outside investors in 1994, and subsequently managed Renault's privatisation in 1996. He forged the Renault-Nissan alliance, which created the world's fourth-largest automobile company. Under his tenure, Renault also became the leading shareholder of AB Volvo, to which it transferred its truck operations.
Louis Schweitzer joined Renault in May 1986. He became Chief Financial Officer and Head of Strategic Planning in 1988, Deputy Chief Executive in 1989 and Chief Executive Officer in December 1990.
As an Inspector of Finance, Mr Schweitzer worked at the Budget Ministry before completing a five-year term as Chief of Staff to Laurent Fabius, who served in various government posts (Minister Delegate for Budget in 1981, Minister for Industry and Research in 1983, and Prime Minister from 1984 to 1986).
Louis Schweitzer holds a degree in Law, and is a graduate of the Institut d'Études Politiques de Paris and École Nationale d'Administration.

REASONS FOR THE PROPOSAL TO RENEW LOUIS SCHWEITZER'S TERM OF OFFICE AS DIRECTOR
Based on proposals submitted by the Corporate Governance and Nominations Committee, the Board considers that Louis Schweitzer has the requisite skills, experience and commitment to continue exercising his duties as a director of BNP Paribas. At the time of the Board's performance review, the contribution of the Financial Statements Committee to corporate governance issues was unanimously praised by the directors, along with the strict independence and professional rigour shown by Louis Schweitzer, its Chairman.

* The directorships and other functions shown in italics do not fall within the scope of French Law no. 2001-401 of 15 May 2001 concerning multiple directorships.

BNP Paribas group in 2006

2006: A Year of Accelerated Growth for the Group

In 2006, the Group's net banking income soared 27.9% to 27,943 million euros. This growth is the result of a combination of vigorous organic growth (+13.5% at constant scope and exchange rates) and the accelerating effect of external growth, in particular with the acquisition of BNL in the second quarter of the year.

Accelerated growth


Revenues
in €bn
EU-IFRS
19,2
+ 14,1%
21,9
+ 27,9%
27,9
2004
2005
2006

Powerful organic growth drive


Organic revenue growth
10,0%
13,5%
2005/2004
2006/2005

More generally, the year 2006 was marked by the Group's significant internationalisation: the share of NBI generated in France has fallen to 48% on average (compared to 55% in 2005), and even 43% in the fourth quarter of the year. In the fourth quarter, French Retail Banking accounted for only 20% of the Group's net banking income.

Geographic breakdown of revenues - Further internationalisation


Annual revenues
€21,9 bn
€27,9 bn
45%
55%
52%
48%
France
Outside France
2005
2006
Revenues 4Q06
57%
10%
14%
15%
18%
43%
Asia, Pacific 3%
Latin America 1%
Emerging Europe 3%
Africa Middle East 3%
North America
Italy
Other Europe
France

At 17,065 million euros, operating expenses and depreciation were up 27.6%, or 11.1% at constant scope and exchange rates. Gross operating income thus jumped 28.2% to 10,878 million euros (+17.2% at constant scope and exchange rates).

The cost of risk (783 million euros, +28.4%) rose only due to the Bank's larger scope. At constant scope and exchange rates, it was down 38.6%.

Thus, operating income (10,095 million euros) was up 28.2%. At constant scope and exchange rates, it was up 21.6%.

Non-operating items contributed 475 million euros, down 13.5% compared to 2005, primarily because, starting in 2006, LaSer Cofinoga's income is no longer booked as income from associated companies but consolidated on a proportional integration basis. The tax burden rose 29.2% to 2,762 million euros and the share of minority interests rose 15.2% to 500 million euros.

The net income group share, 7,308 million euros, was up 24.9%.

These results take into account a 23.9% increase in payments to employees in connection with the Group's Employee Profit-Sharing Programme in France.

Return on equity, taking into account the capital increase realised to finance the acquisition of BNL, was 21.2% after tax. Net earnings per share came to 8.03 euros (up 15.4% despite a 6.9% increase in the average number of shares outstanding).

The Board of Directors proposes at the Shareholders Meeting to pay a dividend of 3.10 euros, a 19.2% increase compared to last year.

New strong increase despite the capital increase realised in 2006
(CAGR = Compounded annual growth rate)


Earnings per share
in €
CAGR = + 23,0%
4,3
5,6
7,0
8,0
2003*
2004*
2005
2006

Undiluted EPS calculated based on the average number of shares outstandings.

** French accounting standards.*


Dividend per share
in €
CAGR = + 28,8%
1,45
2,00
2,60
3,10**
2003
2004
2005
2006

*** Subject to shareholders'approval.*

As at 31 December 2006, the Group's international capital adequacy ratio was 10.5% and the Tier 1 ratio was 7.4%.

A Powerful Growth Dynamic in Each Core Business

Each of the business lines contributed to this performance.

French Retail Banking

In 2006, the net banking income of the French Retail Banking network[1] totalled 5,850 million euros, up 7.3%. However, revenue items related to the PEL/CEL[2] provision, which contributed only 13 million euros in 2005, came to 179 million euros in 2006 introducing a heterogeneous element of volatility to Retail Banking's other revenue components. Excluding the effects related to PEL/CEL, net banking income growth was up 4.3% compared to 2005:

- net interest income, excluding the PEL/CEL effects, rose 0.8%, with the flattening of the yield curve and the rise in regulated interest rates in the second quarter offsetting the fast rise in average outstanding loans (+9.6%, of which +15.5% was from individual customers and +4.4% from business customers) and deposits (+4.4%, of which +6.4% was from cheque and deposit accounts);
- the amount of fees rose 9.2%, due to the excellent sales and marketing, in particular in connection with financial savings: stock market and financial services fees rose 19.7%. The rise in banking services fees (+3.7%) came from the increased number of customers and from larger volumes of transactions that they generated. In terms of its pricing practices, BNP Paribas continued to pursue its strategy of moderate pricing, maintaining its prices broadly stable.

The sales and marketing drive based on winning new customers, developing customer loyalty and ensuring **individual customers'** satisfaction continued at a fast pace. The number of cheque and deposit accounts grew by 170,000 during the year. Consumer credit outstanding (+7.2% compared to 2005) rose at a rate that outpaced the market while mortgage outstanding (+17.1% on average) continued rising, in line with the market. Gross inflows of financial savings assets also outpaced the market (+35.9% between the fourth quarter 2005 and the fourth quarter 2006).

Increase in the number of individual cheque and deposit accounts


+ 72,700
+ 97,000*
+ 104,000
+ 120,100
+ 128,000
+ 155,000
+ 170,000
2000
2001
2002
2003
2004
2005
2006

** Plus 30,000 customers transferred from the Treasury network.*

For the **business customers**, especially SMEs, the business centres developed a high value added business model focussing on structured finance and cross-selling with the other core businesses, in particular with CIB (corporate finance, fixed income and structured finance) and AMS (mutual fund investments). Outstanding loan growth came primary from investment loans (+12.4% on average compared to 2005) and factoring (17.9%).

The rise in operating expenses and depreciation, up 3.0% year-on-year, remained moderate and gross operating income rose 16.4% to 2,039 million euros (+7.0% excluding the PEL/CEL effects). The cost/income ratio, excluding the PEL/CEL effects, improved 0.8 points to 67.2%.

The cost of risk, totalling 153 million euros, was down 21.1%.

(1) Including 100% of revenues from French Private Banking.
(2) Home Ownership Savings Plans and Accounts.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,770 million euros in annual pre-tax income, up 20.4% (+9.2% excluding the PEL/CEL effects).

Pre-tax return on allocated equity, excluding the PEL/CEL effects, edged up one point to 29%.

For 2007, the priorities for French Retail Banking are:

- continue to improve the satisfaction of individual customers, by continuing the branch refurbishment programme and innovation efforts, especially with respect to financial savings services and protection insurance products;
- consolidate its number 1 position in the French market for private banking services, introducing wealth management services, helping customer service officers to bolster their skills and expertise, continuing to deliver innovative products and services;
- capitalise on the success of the business centres with business customers to expand cross-selling of all the Group's products and services, including BNL's Italian desks, and to be the main bank for growing businesses;
- enhance the productivity gains both with respect to sales contacts and the back offices where streamlining processes will continue.

The goal of the core business is to grow NBI, excluding the PEL/CEL effects, by 4% in 2007 while maintaining a differential of at least one point between NBI growth and that of operating expenses and depreciation.

International Retail Financial Services (IRFS)

The net banking income of the International Retail Banking and Financial Services core business was up 22.3% compared to 2005, at 7,296 million euros. This driver of the Group's growth was fuelled by revenues across the board: +16.7% for BancWest, +33.2% for Cetelem, +5.6% for the other retail financial services, +35.4% for the emerging markets. At constant scope and exchange rates, net banking income of the IRFS core business rose 6.1%.

Operating expenses and depreciation, at 4,173 million euros, were up 23.3% (+7.4% at constant scope and exchange rates) and gross operating income (3,123 million euros) was up 20.9% (+4.3% at constant scope and exchange rates).

As a result of the expanded scope, in particular with the proportional integration of LaSer Cofinoga on a full year basis and the acquisition of UkrSibbank in 2006, the cost of risk rose to 708 million euros (26.7%). At constant scope and exchange rates, it fell 5.8% as the substantial organic growth was in line with the Group's credit risk policy. Operating income (2,415 million euros) soared 19.3% (+7.0% at constant scope and exchange rates). Income from LaSer Cofinoga is no longer booked as income from associated companies; instead, it is consolidated on a proportional integration basis, and the contribution of associated companies fell sharply (-51.8% to 54 million euros). Pre-tax income thus totalled 2,514 million euros, up 15.6% (+6.6% at constant scope and exchange rates).

Return on equity remained at a high 36% (-2 points) before tax.

BancWest maintained a good sales and marketing drive in 2006 with growth, at constant scope and exchange rates, of 4.9% for loans and 8.7% for deposits during the year. The growth in loans and deposits in the fourth quarter was higher than for the competition. So, despite the continued decline in the net interest margin rate (-38 basis points over the year), net banking income rose 1.9% at constant scope and exchange rates. With the successful merger of Commercial Federal Bank, BancWest's net banking income climbed 16.7% to 2,191 million euros.

The rise in operating expenses and depreciation (15.7%, or 2.7% at constant scope and exchange rates) was contained, in particular due to the synergies achieved as a result of the merger. The cost of risk, which rose from 32 million euros to 58 million euros with the new scope,

still remained at a low level: 0.15% of risk-weighted assets. BancWest' real estate portfolio is good in quality with a negligible share of subprime mortgages. Pre-tax income (1,030 million euros) was up 15.6% (+0.7% at constant scope and exchange rates).

Cetelem, number 1 in Continental Europe for consumer credit, continued its strong growth. Outstanding loans under management, excluding the BNP Paribas network, totalled 52.1 billion euros as at 31 December 2006, including those of LaSer-Cofinoga. Net banking income was up 33.2% to 2,684 million euros. Even without LaSer-Cofinoga, Cetelem had robust growth in 2006: at constant scope and exchange rates, net banking income moved up 8.0%.

Operating expenses and depreciation (1,518 million euros, +38.3%, or 11.5% at constant scope and exchange rates) include the cost of the reorganisation plans for the commercial branch network in France (called the "2008 Challenge") which totals 23 million euros, of which 18 million euros in the fourth quarter.

Due to the limited rise in cost of risk (+14.8%, or -13.4% at constant scope and exchange rates with a one-off 28 million euro provision write-back in Spain in the fourth quarter 2006) pre-tax income jumped 21.9% to 734 million euros (+16.3% at constant scope and exchange rates).

UCB took full advantage of buoyant real estate markets in Europe. Outstandings were up 16.3% during 2006 (+30.4% outside France). **BNP Paribas Lease Group** also continued its robust organic growth in Europe, offsetting challenging market conditions in France. **Arval** grew its outstandings 8.4% for the year. In total, these three major retail financial services subsidiaries generated 1,384 million euros in net banking income, up 5.6% compared to 2005, and pre-tax income totalling 471 million euros (+8.8%).

The retail banking businesses in **Emerging Markets** undertook a major sales and marketing drive. 290 branches were opened in 2006 and synergies were developed with the Group's other business lines. This, combined with value-creating acquisitions, drove fast-paced growth in net banking income, up 35.4% compared to 2005, to 1,037 million euros (+17.0% at constant scope and exchange rates).

Number of branches in emerging markets
End of period


1,705
841
864
574
2005
2006
External growth

In 2006, the Group took over the control of Ukrssibbank, at the time Ukraine's fifth biggest bank by balance sheet total, and it moved up to number 3 at the end of the year. The Ukrainian market is characterised by a large population (47 million people), strong economic growth (GDP +6.5 over 10 months in 2006), low inflation (an annualised rate of 6.8% in the first half 2006) and a fledgling banking industry.

This acquisition, consolidated for three quarters in 2006, combined with the branch openings, has pushed up operating expenses and depreciation (35.8%). At constant scope and exchange rates, expense growth (14.4%) remains well below revenue growth.

After the cost of risk (86 million euros with the new scope compared to 16 million euros in 2005), pre-tax income in Emerging Markets (279 million euros) edged up 12.0% compared to 2005 (+9.5% at constant scope and exchange rates).

In **2007**, International Retail Financial Services will implement an ambitious strategy in all the regions where it has a presence. It will focus on:

- consolidating its leading positions in Retail Financial Services in Europe, especially in France and Italy, with more effort put into innovation and productivity gains;

- implementing the organic growth plan at BancWest by expanding its branch network and deploying its greater product offering throughout the entire network;
- growing more than 25% revenues in Emerging Markets and continuing to open branches in far Eastern Europe and surrounding the Mediterranean basin (190 branch openings planned) taking full advantage of potential synergies between the networks and the Group's product platforms (consumer lending, leasing, credit protection insurance, etc.);
- taking advantage of acquisition-related cost savings.

Asset Management and Services (AMS)

The Asset Management and Services core business enjoyed strong growth: net banking income (4,350 million euros) rose 22.5% compared to 2005 with a record 36.9 billion euros in net asset inflow (compared to 34.1 billion euros in 2005). These net asset inflows, combined with the financial performance for the year, bring total assets under management to 491.5 billion euros as at 31 December 2006. All the business lines contributed to this dynamic growth: Wealth & Asset Management grew its net banking income 20.1%, Insurance 25.6% and Securities Services 24.0%.


Net asset inflow
in €bn
13,6
14,2
34,1
36,9
2003
2004
2005
2006


Assets under management
in €bn
429,7
36,9
Net Inflow
24,9
Scope, performance, effects and others
491,5
31.12.05
31.12.06

Operating expenses and depreciation (2,763 million euros, +18.5%) reflects this robust growth but generates a positive jaws effect of 4 points compared to revenue growth. Gross operating income rose 30.0% to 1,587 million euros and pre-tax income totalled 1,596 million euros, up 26.1%.

The **Wealth & Asset Management** business units deployed sustained sales and marketing efforts and reaped the benefits of the upbeat equity and real estate markets. They posted 715 million euros in pre-tax income, up 32.2%. BNP Paribas' Private Banking, which ranks number 1 in France, more than doubled its asset inflows outside France, primarily in Asia. Asset Management is developing new and promising businesses like the introduction of the Parvest Brazil and Parvest Turkey investment funds or a dedicated subsidiary, CooperNeff Alternative Manager, set up in the fourth quarter of the year to provide alternative fund management services. Cortal Consors grew its customer base by 100,000 in 2006.

Real Estate Services continued their robust growth in 2006. This business line, which has long been part of BNP Paribas, has, since Atis Real was acquired in 2004, become the leader in Europe, especially in corporate services with a presence in eight countries.

The **Insurance** business maintained its sales and marketing momentum and this translated into substantial

gross assets gathered. In France, 11 billion euros were gathered in 2006, of which, as far as individual savings assets are concerned, 40.9% in unit-linked insurance products – a much higher percentage than its competitors. Outside France, 4.5 billion euros in assets were gathered, in particular in Taiwan and in India (savings), Italy, Brazil, Japan and Chile (credit protection insurance). Pre-tax income jumped 17.2% to 680 million euros.

Securities Services' assets under custody rose 18.2% during the year to 3,614 billion euros. Assets under administration (623 billion euros compared to 520 billion euros as at 31 December 2005) grew at a quick pace and for 2006 the magazine *Funds Europe* named BNP Paribas *"Fund Administrator of the Year"* for the second year in a row. BNP Paribas Securities Services grew its pre-tax income 38.6% to 201 million euros.

In **2007**, the AMS core business will continue to deploy its profitable growth model that creates substantial shareholder value:

- focussing on organic growth, with positive structural trends both in Europe and, increasingly, in the Emerging Countries;
- capitalising on Italy, the new growth driver, where it will deploy with BNL a private banking network and where it will consolidate its product offering, especially asset management services and insurance products.

Asset Management Services thus plans to continue to generate organic revenue growth above 10% while maintaining a positive jaws effect.

Corporate and Investment Banking (CIB)

BNP Paribas continued to consolidate its position in Corporate and Investment Banking in which it is one of Europe's leading players with recognised global franchises, especially in derivatives and commodities, export and project financing.

In particular, BNP Paribas has a strong Corporate and Investment Banking presence in the leading countries of Asia with 3,300 employees in the region. In addition to its leadership position in the two business areas mentioned above, BNP Paribas is well positioned in Corporate Finance in Asia where it was named Best Midcap Equity House of the Year for the fourth year running (*The Asset*).

In 2006, CIB's net banking income rose 22.4% to 7,859 million euros. This growth was driven primarily by the capital markets businesses (+35.6%) and comes from sustained sales and marketing efforts without significantly increasing the value at risk of the activities. The year was excellent for all the **capital markets business lines** which generated 67% of CIB's revenues (Equity and Advisory: 30%; Fixed Income: 37%).

For Fixed Income, in addition to the performance of interest rate, foreign exchange and credit derivatives related to strong growth in customer transaction volumes, particularly in Asia, revenues from primary bonds and structured issues grew substantially.

For equity derivatives, the growth in business and revenues came primarily from larger numbers of customer transactions for all product lines and in the major regions around the world. In particular, penetration into the U.S. market is going very well, as evidenced by the arrangement of HP's share buyback programme, for which CIB was awarded the *"Innovation of the Year, Americas"* prize (*Structured Products Magazine*).

The Corporate Finance businesses enjoyed robust volumes from mergers and acquisitions and primary issues in Europe and Asia. BNP Paribas was again ranked number 1 in France and in the top ten financial advisors in Europe for M&A.

Revenues from the **financing businesses** edged up only 2.1% in 2006 compared to 2005. This limited growth is due largely to the protection purchasing policy, intensified in 2006 to optimise these business lines' allocated capital by taking advantage of very favourable market conditions. Thus, while the growth of weighted assets from 2005 to 2006 was +11%, it was down to -3.4% after protection bought. The limited rise in revenues, consumed by the cost of these protection purchases, does not reflect the powerful momentum of the underlying business, especially in structured finance, project finance and asset finance.

CIB's total operating expenses and depreciation rose 18.5% to 4,397 billion euros and the cost/income ratio, at 55.9%, reached a particularly low level. Gross operating income thus jumped 27.7% to 3,462 million euros.

The need for new provisions, very limited throughout 2006, was again lower than write-backs. The net amount of these provision write-backs (253 million euros compared to 130 million euros in 2005) resulted in operating income (3,715 million euros), up 30.8%.

Pre-tax income thus totalled 3,757 million euros, up 30.0% compared to 2005. Pre-tax return on allocated equity soared 8 points to 40%, driven by the combined effect of higher earnings and capital optimisation measures.

In **2007**, CIB's goal is to:

- continue to develop its strategic franchises, in particular derivatives, focussing on flow business as well as specialised and structured finance;
- seek to expand its customer base, in particular the financial institutions and midcap segments;
- step up growth in Italy to capitalise on cross-selling opportunities with BNL;
- bolster its presence in a number of Emerging Countries: China, India, Russia and the Middle East.

CIB will endeavour to maintain one of the industry's best cost/income ratios and to increase the productivity of the capital allocated to this core business, focussing on value added businesses, a selective loan origination policy and an active management of the loan portfolio.

BNL

The Group took control of BNL at the beginning of the second quarter in 2006. For the nine months of consolidation in the financial statements, BNL contributed 2,294 million euros to the Group's revenues, 1,476 million euros to operating expenses and depreciation, excluding restructuring costs, 240 million euros to the cost of risk and 588 million euros to pre-tax income.

BNL SpA's business remained robust throughout the year. For individual customers, average credit outstanding was 22.8 billion euros for 2006 and outstanding deposits totalled 26.9 billion euros, up respectively 9.3% and 2.1% compared to 2005. For business customers, average credit outstanding was 30.2 billion euros in 2006 and outstanding deposits totalled 22.8 billion euros, up respectively 5.4% and 5.2% compared to 2005.

The plan to integrate BNL as part of BNP Paribas and develop the Group's business and profitability in Italy was unveiled in detail in Rome on 1st December 2006. Its implementation is well under way.

The retail, private and corporate banking divisions have been grouped together in a new core business called BNL banca commerciale (BNL bc) since 1st January 2007. The management structure is now in place. The new territorial organisation, broken down into five autonomous regions, will make the Italian network more responsive. This organisation is in the process of being rolled out. The expanding and upgrading of the product offering for individual customers has begun, in particular with new unit-linked products and the launch of a new cheque account called "*Conto Revolution*". BNL bc has had initial success with cross-selling to corporates. Italian desks already open in the Group's network have contributed customers and the bank has secured international cash management business, structured and distributed fixed income products to local authorities.

The Group's other core businesses are also starting to offer their products and services to BNL customers:

- Asset Management and Services' integrated management team in Italy is in place to promote this core businesses' platforms throughout the branch network. The asset management business line enhanced its product offering and discretionary management services. A new agreement for BNL Vita to distribute life-insurance products was signed with UNIPOL;

- Corporate and Investment Banking teams of BNP Paribas-BNL CIB are fully up and running with 225 professionals. They have started to provide training on their products to BNL bc relationship managers and have starting going out on joint customer visits;
- as for the IRFS core business, the tie-up of the two leasing companies is under way. BNL bc has entered into distribution agreements with Arval and UCB. An Italian desk has been opened in Tunisia and another one is being opened in Turkey.

BNL SpA's management signed a restructuring plan with union representatives in November 2006. For the period covering 2007-2009, the plan calls for 2,200 employees to leave the bank and 900 new recruits. The plan is currently in the process of being implemented.

Restructuring costs totalled 151 million euros in 2006, including 141 million euros in the fourth quarter. These costs relate primarily to the cost of the employee restructuring plan. They are booked in the corporate centre as operating expenses.

The synergies expected in 2007 are 119 million euros, including 100 million euros in cost synergies and 79 million euros in gross revenue synergies resulting in 60 million euros in marginal costs associated with implementation. The responsibilities for the carrying out of these synergies are clearly assigned and the project management and monitoring tools are in place. Already in 2006, 15 million euros in cost synergies were achieved in the third quarter and 23 million euros were achieved in the fourth quarter.

◆ ◆ ◆

After three years with a cost of risk that has been very limited in a highly positive business cycle, BNP Paribas continues to maintain a cautious credit risk policy and stringent procedures to monitor risk. The Group's exposure to real estate risk is limited both in Europe and in the United States. Corporate risk, in particular in connection with leveraged buyouts, are originated selectively and largely syndicated. Exposure to market risks is limited (99% 1 day-interval VaR on the order of 25 million euros in 2006). The counterparty risks associated with the capital markets businesses are largely collateralised. Lastly, BNL has been integrated into the Group's risk management procedures.

The Group has invested considerably in risk management systems as it prepares to enter the final phase of the process to validate advanced models under the new Basle Accord. In particular, in-depth analysis into monitoring and preventing operational risks is under way. The first detailed simulations would appear to show that the Group will see, at pillar 1 level, lower capital requirements for each of its core businesses given their business profile and the quality of their portfolios.

◆ ◆ ◆

In 2006, BNP Paribas had substantial organic growth in all its core businesses and reach a decisive milestone in its expansion with the acquisition of BNL, which gives the Group a second home market in Europe and new growth prospects.

With the business lines developing strong franchises, a business mix geared to delivering regular growth and proven execution capacity, BNP Paribas is generating powerful growth momentum.

Five-year financial summary
BNP Paribas SA

	BNP PARIBAS SA				
	2002	2003	2004	2005	2006
Capital at year-end					
a) Share capital	1,790,347,678 [1]	1,806,343,230 [2]	1,769,400,888 [3]	1,676,495,744 [4]	1,860,934,954 [5]
b) Number of common shares issued and outstanding	895,173,839 [1]	903,171,615 [2]	884,700,444 [3]	838,247,872 [4]	930,467,477 [5]
c) Number of shares to be issued through the exercise of rights	18,372,079	23,734,549	24,359,164	25,388,170	24,474,326
Results of operations for the year					
a) Total revenues, excluding VAT	28,973,762,964	24,361,520,679	25,095,074,515	29,994,235,964	37,957,100,940
b) Income before tax, non-recurring items, profit- sharing, depreciation and provisions	3,697,344,223	4,042,278,418	4,037,415,805	3,679,619,779	5,172,323,530
c) Income taxes	66,294,745	-11,461,665,	-714,643,630,	298,950,458	-44,806,968,
d) Profit-sharing	46,156,022,	73,664,330,	102,947,868,	129,668,926,	152,378,000 [6]
e) Net income	2,830,067,503	2,358,756,302	3,281,771,449	3,423,168,749	5,375,377,317
f) Total dividends	1,075,055,789	1,310,242,626	1,770,438,404	2,183,005,487	2,891,923,319
Earnings per share					
a) Earnings after tax and profit-sharing but before non-recurring items, depreciation and provisions	4,12	4,41	3,67	4,62	5,36
b) Earnings per share	3,16	2,61	3,71	4,08	5,76
c) Dividend per share	1.20 [7]	1.45 [8]	2.00 [9]	2.60 [10]	3,10 [11]
Employee data					
a) Number of employees at year-end [12]	44,908	44,060	44,534	45,356	46,152
b) Total payroll	2,484,565,532	2,487,721,635	2,728,535,537	3,074,275,447	3,375,546,138
c) Total benefits	895,525,367	982,590,077	991,640,524	1,222,427,038	1,473,519,640

(1) The share capital was increased to EUR 1,773,245,988 from EUR 1,771,942,784 on exercise of employee stock options for EUR 1,303,204.
Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001, Annual General Meeting (12th resoultion), to carry out a two-for-one share split and reduce the par value of shares to EUR 2. The split shares have been traded on the market since 20 February 2002.
The capital was then increased to EUR 1,790,347,678 from EUR 1,773,245,988 through the EUR 1,854,092 private placement reserved for BNP staff members and on exercise of employee stock options for EUR 1,854,092.

(2) The share capital was increased to EUR 1,791,759,648 from EUR 1,790,347,678 on exercise of employee stock options for EUR 1,411,970.
The share capital was increased to EUR 1,806,343,230 from EUR 1,791,759,648 through the EUR 13,346,720 private placement reserved for BNP staff members and on exercise of stock options for EUR 1,236,862.

(3) The share capital was increased to EUR 1,807,231,208 from EUR 1,806,343,230 on exercise of employee stock options for EUR 887,978.
Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 14 May 2003 (18th resolution), to cancel 25,000,000 shares for EUR 50,000,000 thereby reducing the capital from EUR 1,807,231,208 to EUR 1,757,231,208.
The capital was then increased from EUR 1,757,231,208 to EUR 1,769,400,888 through the EUR 10,955,724 private placement reserved for BNP Paribas staff members and on the exercise of employee stock options for EUR 1,213,956.

(4) The share capital was increased to EUR 1,770,438,404 from EUR 1,769,400,888 on exercise of employee stock options for EUR 1,037,516.
Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 28 May 2004 (16th resolution), to cancel the 13,994,568 shares for EUR 27,989,136 thereby reducing the capital from EUR 1,770,438,404 to EUR 1,742,449,268.
The share capital was then increased to EUR 1,755,244,270 from EUR 1,742,449,268 through the EUR 10,000,000 private placement reserved for BNP Paribas staff members and on the exercise of employee stock options for EUR 2,795,002.
Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 18 May 2005 (16th resolution), to cancel the 39,374,263 shares for EUR 78,748,526 reducing the capital from EUR 1,755,244,270 to EUR 1,676,495,744.

(5) The share capital was increased to EUR 1,679,234,990 from EUR 1,676,495,744 on exercise of employee stock options for EUR 2,739,246.
The share capital was increased to EUR 1,681,177,064 from EUR 1,679,234,990 on exercise of employee stock options for EUR 1,942,074.
Following these share issues, the Board of Directors used the authorisation given by the Annual General Meeting of 28 May 2004 (11th resolution), to perform a capital increase with preferential subscription rights by issuing 84,058,853 new shares with rights from 1 January 2006 for EUR 168,117,706 raising the capital to EUR 1,849,294,770 from EUR 1,681,177,064.
Following the merger of Société Centrale d'Investissement by BNP Paribas, the share capital increased to EUR 1,849,296,660 from EUR 1,849,294,770.
The share capital was increased to EUR 1,860,934,954 from EUR 1,849,296,660 through the EUR 9,340,776 private placement for BNP staff members and on exercise of employee stock options for EUR 2,297,518.

(6) Provision raised during the year.

(7) Paid to 895,879,824 shares, taking into account 705,985 new shares, with rights from 1 January 2002, recorded on 23 January 2003, including 280,150 shares issued in connection with former BNP stock option plans, and 425,835 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire).

(8) Paid to 903,615,604 shares, taking into account the 443,989 new shares, with rights from 1 January 2003, recorded on 28 January 2004, including 169,545 shares issued in connection with former BNP stock option plans, and 274,444 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).

(9) Paid to 885,219,202 shares, taking into account the 518,758 new shares, with rights from 1 January 2004, recorded on 25 January 2005, including 350,171 shares issued in connection with former BNP stock option plans, and 125,867 shares issued in connection with former Paribas plans (Cardif and Cie Bancaire).

(10) Subject to the approval of the Annual General Meeting and paid to 839,617,495 shares, taking into account the 1,369,623 new shares, with rights from 1 January 2005, recorded on 23 January 2006, including 1,328,544 shares issued in connection with former BNP stock options plans, and 41,079 shares issued in connection with BNP Paribas plans.

(11) Paid to 932,878,490 shares, taking into account the 2,411,013 new shares, with rights from 1 January 2006, recorded on 22 January 2007 including 932,743 shares issued in connection with former BNP stock option plans, and 1,478,270 shares issued in connection with BNP Paribas plans.

(12) For France, part-time employment is prorated according to the length of time worked.

Directions for the Shareholders
Attending the Meeting

The 15 May 2007 Meeting will begin at 4.00 p.m. sharp. The shareholders will be welcome from 2.30 p.m. on.

1. You are advised to apply to the Welcome desk in advance, sign the attendance list and show your admission card;

2. Please make sure you have been given an electronic voting box with the directions for use before you enter the Meeting room (it should have been given to you when signing in);

3. Please follow the directions to vote that you will receive during the Meeting.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 6.00 p.m.

BNP PARIBAS has definitely chosen a strategy of sustainable growth as the foundation for a renewed value creation towards its shareholders. Therefore, the Bank deemed it right that the Annual Meeting, the main event for shareholder communication, should symbolize the socially responsible behaviour of the company.

For every shareholder who attends the Annual General Meeting of 15 May 2007, BNP Paribas will contribute an additional EUR 10 to the "Helping staff involved in the community" programme, which was specifically developed by Fondation BNP Paribas to encourage employees who are involved in voluntary work an fundraising projects in the community.

BNP PARIBAS is pleased to report to its shareholders on the use of the EUR 16,220 contribution made in 2006, and added to the sum already devoted by your Company to the Foundation BNP Paribas for leveraging initiatives of staff members. The total of these monies has been allocated amongst 48 projects, the amounts provided ranging from 800 to 3,500 euros. The majority of these projects concerned initiatives in France, one having taken place in another European country, while 2 were conducted in South America, 7 in Africa and 4 in Asia.

You will find on the Internet site "invest.bnpparibas.com", section "General shareholders meeting" then "what to know in a few clicks", a lively demo of the possibilities and of the ways of participating in our General shareholders meeting.

Application Form for Documents

To be sent by e-mail, to owners of registered shares [1] who wish to participate in the shareholders' General Meetings

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09
FRANCE

BNP PARIBAS

The undersigned

Christian name and Name: ....

Address: ....

Zip Code | | | | | | City: .... Country: ....

E-mail .... @ ....

Hereby requests that the documents necessary to participate in BNP PARIBAS General Meetings, be sent to me by e-mail from now on.

In ....

Date 2007

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.

(1) This possibility is reserved to the owners of registered shares of BNP Paribas only.

Application Form for Documents and Information

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09
FRANCE

BNP PARIBAS

Combined General Meeting on Tuesday May 15th 2007

The undersigned

Christian name and Name: ....

Address: ....

Holding: ....

- registered shares,

- bearer shares in the books of[1]

kindly asks BNP PARIBAS to send documents and information as stated in Article 135 and Article 138 of the Order of 23 March 1967, in view of the Combined General Meeting of May 15th 2007.

....

Date 2007

Signature

PLEASE NOTE: As per paragraph 3 of Article 138 of the Order of 23 March 1967, the holders of registered shares may obtain these documents from the bank for each further general meeting.

(1) Name and address of the custodian in charge of your shares.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des Instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.865.756.980
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le mardi 15 mai 2007 à 16 heures au Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS.

***COMBINED GENERAL MEETING** to be held on Tuesday May 15, 2007 at 4 p.m. at Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
19 ▯	20 ▯	21 ▯	22 ▯	23 ▯	24 ▯	25 ▯	26 ▯	27 ▯
28 ▯	29 ▯	30 ▯	31 ▯	32 ▯	33 ▯	34 ▯	35 ▯	36 ▯
37 ▯	38 ▯	39 ▯	40 ▯	41 ▯	42 ▯	43 ▯	44 ▯	45 ▯

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* . . ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* . . . . ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle . . . . ▯
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

▯ JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée

*I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.

CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 14/5/2007 à 15 h, heure de Paris / *on May 14, 2007, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Date & Signature Z

UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités :

⇨ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ⇨ donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir) ⇨ donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire)

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, Intermédiaire Inscrit, etc.) il doit mentionner ses nom, prénom (ou dénomination sociale) et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) Article L 225-107 du Code de Commerce :

«I - Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

II - Si les statuts le prévoient, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification et dont la nature et les conditions d'application sont déterminées par décret en Conseil d'État.»

⇨ Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
  - soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas ou des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix.

POUVOIR AU PRÉSIDENT L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DENOMMÉE

(2) Article L 225-106 du Code de Commerce :

«Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 du Code de Commerce afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71 du Code de Commerce, l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société; cette consultation est également obligatoire lorsque l'assemblée générale extraordinaire doit se prononcer sur une modification des statuts en application de l'article L.225-23 ou de l'article L.225-71. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.»

Article L. 228-1 du Code du Commerce (7° et 8° alinéas) : «Toutefois, lorsque des titres de capital de la société ont été admis aux négociations sur un marché réglementé et que leur propriétaire n'a pas son domicile sur le territoire français, au sens de l'article 102 du Code civil, tout intermédiaire peut être inscrit pour le compte de ce propriétaire. Cette inscription peut être faite sous la forme d'un compte collectif ou en plusieurs comptes individuels correspondant chacun à un propriétaire. L'intermédiaire inscrit est tenu, au moment de l'ouverture de son compte auprès soit de la société émettrice, soit de l'intermédiaire financier habilité teneur de compte, de déclarer, dans les conditions fixées par décret, sa qualité d'intermédiaire détenant des titres pour le compte d'autrui.»
Article L. 225-107-1 du Code du Commerce : «Les propriétaires de titres mentionnés au septième alinéa de l'article L 228-1 peuvent se faire représenter dans les conditions prévues audit article par un intermédiaire inscrit.»

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (Art. 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (Art. 133 al 8°). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend to the meeting personally, tick box A on the front of this form. Please also date and sign at the bottom of this form.
B. If the shareholder cannot personally attend the General Meeting, he / she may use this form as a postal vote*. In this case tick box B on the front of this form and choose one of the three possibilities:

⇨ Use the postal voting form (tick the appropriate box, date and sign below) ⇨ Give your proxy to the Chairman of the meeting (date and just sign at the bottom of this form without filling in) ⇨ Give your proxy to another shareholder (tick and fill in the appropriate box, date and sign at the bottom of this form).

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his exact name and address in block letters in the space provided for ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, registered intermediary, etc.), please specify your first and last name (or corporate name) and the capacity in which you are signing this form.
The form sent for one Meeting will be valid for all Meetings subsequently convened with the same agenda (art. 131-3§3 of the French Decree of March 23, 1967).

MAILING VOTING FORM

(3) Article L 225-107 of the French Commercial Code :

«I - A shareholder can vote by post by using a mailing voting form in accordance with applicable regulation. Anything contrary set forth in the by-laws is deemed null and void.
For quorum calculation purpose, only the forms received by the Company before the meeting, and within the time limit and conditions determined in accordance with applicable regulation, are taken into account. The forms giving no voting direction or indicating abstention are deemed to vote against.

II - Shareholders participating to the Shareholders Meeting by videoconference systems or through telecommunication means enabling their identification and fulfilling characteristics determined by French regulation enacted through French Council are deemed present at this meeting for the calculation of the quorum and the majority, if and when so permitted by the by-laws.»

⇨ If you wish to use the mailing voting form, you must tick the box on the front of this form: "I VOTE BY POST"
In such event, please comply with the following instructions :

- **For the resolutions proposed or agreed by the Supervisory Board or the Management Board, you can :**
  - either vote "for" for all the resolutions by leaving the boxes blank,
  - or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice
- **For the resolutions not agreed by the Supervisory Board or the Management Board, you can :**
  - vote resolution by resolution by shading the appropriate boxes.

Furthermore, in case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, or abstention, or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) Article L 225-106 of the French commercial Code : «A shareholder can have himself/herself represented by another shareholder of by his/her spouse.

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the by-laws fixing the maximum number of votes to which a same person is entitled both in his/her own name or under a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, as the case may be, can consult the shareholders listed in article L 225-102 of the French Commercial Code in order to allow them to designate one or several proxies to represent them at the shareholders meeting in accordance with this article. Such consultation is mandatory when the by-laws, having been modified pursuant to articles L 225-23 or L 225-71 of the French Commercial Code, require the shareholders' ordinary meeting to appoint to the Board of Directors or the Supervisory Board one or more employee shareholders or members of the Supervisory Board of a employee shareholding mutual fund holding shares in the company; such consultation is also compulsory when the Shareholders' Meeting is asked to consider an amendment to the by-laws pursuant to Article L.225-23 or Article L.225-71. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed null and void.

When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of proposed resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all other proposed resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.»

Article L. 228-1 (7th and 8th paragraphs) of the French Commercial code: «However, if the owner of stock securities listed on a regulated stock exchange is not a French resident within the meaning of article 102 of French civil code, any intermediary can be registered on the behalf of this owner. Such registration can be completed through a collective account, or as several individual accounts which correspond, respectively, to one securities owner. The registered intermediary is required, at the time it opens its account with either the company or the accredited securities agent with which securities accounts are kept, to declare in compliance with conditions set forth by French regulation that it acts as an intermediary holding securities on the behalf of third party.»
Article L. 225-107-1 of the French Commercial code: «Owners of securities referred to in seventh paragraph of Article L. 228-1 can be represented by a registered intermediary in the conditions set forth in said article.»

* The text of the resolutions are in the meeting notice which is sent with this proxy (Art. 133) : please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (Art. 133 al 8). The French version of this form prevails and the English translation is for convenience only.

NB : If any information included in this form is used for a computerized nominative file, it is protected by the provisions of the French law 78-17 of January 6, 1978, including rights of access and alteration that can be exercised by the person concerned.

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